Exhibit 99.1

   ASAT Holdings Limited Reports Third Quarter Fiscal 2004 Financial Results


   Revenue Increases 24 Percent Sequentially and 50 Percent Year-Over-Year

    HONG KONG and PLEASANTON, Calif., Feb. 24 -- ASAT Holdings Limited (Nasdaq:
ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the third quarter of fiscal year 2004, ended Jan. 31, 2004.

    Net revenue in the third quarter was $59.6 million, an increase of 24 percent compared with $48.1 million in the second quarter, and an increase of 50 percent compared with $39.7 million in the same period a year ago.

    In the third quarter, excluding one-time charges, net income was $1.0 million, or net income of $0.01 per American Depository Share (ADS). Third quarter GAAP net loss was $1.4 million, or a loss of $0.01 per ADS. Third quarter GAAP net loss includes an impairment charge of $2.4 million associated with the sale of excess property in Hong Kong, which closed in February 2004.

    Third quarter GAAP net loss of $1.4 million compares with a GAAP net loss of $2.9 million for the second quarter, or a loss of $0.02 per ADS. GAAP net loss for the same period a year ago was $5.7 million, or a loss of $0.04 per ADS.

    EBITDA* in the third quarter was $10.9 million, or 18 percent of net revenue. This compares with an EBITDA* of $6.7 million, or 14 percent of net revenue in the second quarter of fiscal 2004, and an EBITDA* of $3.6 million, or 9 percent of net revenue in the third quarter of fiscal 2003. Excluding the start-up costs incurred for the China factory, EBITDA* in the third quarter was $12.3 million. This compares with an EBITDA*, excluding the start-up costs for the China factory, of $7.3 million in the second quarter.

    "Our 24 percent sequential revenue growth in the third quarter allowed ASAT to post its second consecutive quarter of operating profit," said
Harry R. Rozakis, chief executive officer of ASAT Holdings Limited. "In addition, our gross margin improved to 21 percent from 15 percent in the second quarter, and we recorded a significant improvement in operating income.

    "Unit volumes reached an all-time high, driven by increased demand for our advanced packages including our Leadless Plastic Chip Carrier and Fine Pitch Ball Grid Array," said Mr. Rozakis. "Demand was strong across most end markets, with particular strength in Wi-Fi, wired networking, PC peripherals, RF, automated test equipment and wireless hand-sets.

    "Production in China is scheduled to begin in the fourth quarter of fiscal 2004, and we expect phase one of our new facility to be in full production by the end of this calendar year," Mr. Rozakis added. "Construction on phase two is expected to start in the second quarter of this calendar year and is scheduled to be completed in the middle of calendar 2005. When finished, the 450,000 square foot facility will be one of the largest subcontract assembly facilities in China."

    Senior Notes Offering

    In the third quarter of fiscal 2004, the Company issued $150 million of 9 1/4 percent Senior Notes due 2011. The Company will use a portion of the proceeds to redeem all of its 12 1/2 percent Senior Notes due 2006. The redemption will be completed on Feb. 25, 2004, and as a result, a charge of approximately $10.5 million against earnings will be recognized in the fourth quarter.

    Under the terms of the offering, the first interest payment due date for the 9 1/4 percent Senior Notes will be Aug. 1, 2004. The semi-annual interest payment is expected to be approximately $6.9 million.

    "We improved our balance sheet in the third quarter by achieving significant revenue growth and increasing our cash position," said Robert J. Gange, chief financial officer of ASAT Holdings Limited. "The additional cash we raised through our Senior Notes offering will be used to purchase assembly and test equipment to expand capacity, and to finance the costs associated with moving our manufacturing operations to China."

    Additional Third Quarter Fiscal 2004 Results

    Net revenue for assembly was $53.5 million, an increase of 26 percent compared with $42.6 million in the second quarter, and an increase of 49 percent compared with $36.0 million in the same period a year ago.

    Net revenue for test was $6.1 million, an increase of 12 percent compared with $5.5 million in the previous quarter, and an increase of 63 percent compared with $3.8 million in the third quarter fiscal 2003.

    Capital expenditures in the third quarter were $8.4 million compared with $6.3 million in the previous quarter. The increase was primarily associated with the purchase of additional production equipment to meet growing customer demand.

    Cash at the end of the third quarter was $59.5 million, which includes $35.2 million in additional cash resulting from the $150 million 9 1/4 percent Senior Notes offering. Cash generated from operations in the third quarter was approximately $10.6 million.

    Outlook and Guidance

    "We have made substantial progress in our effort to return to profitability by remaining focused on increasing revenues, improving operational efficiencies and reducing our cost structure," said Mr. Rozakis. "Based on improved customer forecasts and increased market penetration, we expect to achieve continued revenue growth and profitability on an operating basis in the fourth quarter."

    In the fourth quarter of fiscal 2004, ending April 30, 2004, the Company expects revenue to increase 4 percent to 8 percent sequentially.

    Conference Call and Webcast

    ASAT Holdings Limited third quarter results conference call will be held today, at approximately 8:30 a.m. ET. To access the conference call, dial 773-756-0675 by 8:15 a.m. ET. You will need to reference the passcode "ASAT." A replay of the call will be available until March 8. To access the replay, dial 402-220-9795. A live webcast of the conference call will also be available via the investor relations section of the Company's web site at www.asat.com.

    About ASAT Holdings Limited

    ASAT Holdings Limited is a global provider of semiconductor assembly, test, and package design services. With 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT's advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT Inc. is the exclusive distributor of ASAT Holdings Limited's services in the United States. For more information visit www.asat.com.

    Safe Harbor Statement

    This news release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company's products and services, and operational and technological risks. The risks, uncertainties and other factors include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those stated in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on July 28, 2003. The projections and forward-looking statements in this release reflect the current belief of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

    ASAT Holdings Limited provides EBITDA* data as additional information for its operating results. This measure is not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from similar measures used by other companies. ASAT Holdings Limited believes that this presentation of EBITDA* data provides useful information to management and investors regarding certain additional financial and business trends relating to its financial condition and results of operations, including its ability to serve and/or incur debt and to meet its capital expenditures and working capital requirements. EBITDA* should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP or as a measure of ASAT's profitability or liquidity. In addition, ASAT's management uses these measures for reviewing the financial results of ASAT Holdings Limited and for budget planning purposes.

    For further information, please contact:

     Robert Gange                  Jim Fanucchi
     Chief Financial Officer       Summit IR Group
     ASAT Holdings Limited         408-404-5400
     +852-2439-8788                ir@asat.com
     bob_gange@asathk.com

    Revenue Breakdown by Market Segment

                                            Three Months Ended
                                      Jan. 31, 2004      Oct. 31, 2003
    Market Segment                  % of Net Revenues  % of Net Revenues
    Communications                         63                  57
    Consumer                               12                  17
    PC/Computing                            8                   9
    Industrial, Automotive & Other         17                  17

    Revenue Breakdown by Region

                                            Three Months Ended
                                      Jan. 31, 2004       Oct. 31, 2003
    Region                          % of Net Revenues   % of Net Revenues
    United States                          80                  80
    Europe                                 14                  13
    Asia                                    6                   7

    Revenue Breakdown by Customer Type

                                            Three Months Ended
                                      Jan. 31, 2004       Oct. 31, 2003
    Customer Type                   % of Net Revenues   % of Net Revenues
    Fabless                                51                  48
    IDM                                    49                  52

    Summary financial data follows:

                              ASAT Holdings Limited
                      Consolidated Statements of Operations
               (USD in thousands, except share and per share data)
        For the three months ended January 31, 2004, October 31, 2003 and
     January 31, 2003 and for the nine months ended January 31, 2004 and 2003

                            Three Months Ended          Nine Months Ended
                       Jan. 31,    Oct. 31,   Jan. 31,  Jan. 31,  Jan. 31,
                         2004        2003       2003      2004      2003
                   (Unaudited) (Unaudited) (Unaudited) (Unaudited)(Unaudited)

    Net Sales            59,596     48,053     39,741    151,685   115,558

    Total cost of sales
     (Note A)            47,182     40,690     35,947    124,688   109,378

    Gross profit         12,414      7,363      3,794     26,997     6,180

    Operating expenses:
      Selling, general
       and administrative 6,688      5,698      5,865     18,194    18,684
      Research
       and development    1,096      1,150      1,269      3,398     4,083
      Reorganization
       expenses              --         --         --         --       128
      Facilities charge      --         --         --        306        --
      Impairment of property,
       plant and equipment
       (Note B)           2,387         --         --      2,387    59,189

    Total operating
     expenses            10,171      6,848      7,134     24,285    82,084

    Profit (Loss)
     from operations      2,243        515     (3,340)     2,712   (75,904)
    Other income, net       118        133        300        499     1,202
    Interest expense:
     - amortization of
        deferred charges   (245)      (233)      (233)      (711)     (699)
     - third parties     (3,487)    (3,294)    (3,294)   (10,075)   (9,438)

    Loss before
     income taxes        (1,371)    (2,879)    (6,567)    (7,575)  (84,839)
    Income tax
     (expense) benefit       (9)        --        887         (9)   12,852

    Net Loss             (1,380)    (2,879)    (5,680)    (7,584)  (71,987)

    Net loss per ADS:
      Basic and diluted:
        Net loss         $(0.01)    $(0.02)    $(0.04)    $(0.06)  $(0.54)

    Basic and diluted
     weighted average
     number of ADS
     outstanding 134,599,811 133,789,400 133,789,400 134,059,537 133,789,400

    Net loss per
     ordinary share:
      Basic and diluted:
        Net loss         $(0.00)     $(0.00)     $(0.01)    $(0.01) $(0.11)

    Basic and diluted
     weighted average
     number of
     ordinary shares
     outstanding 672,999,055 668,947,000 668,947,000 670,297,685 668,947,000

    Other data

    EBITDA* (Note C)      10,923      6,658       3,591     23,659    9,834

    Depreciation           6,293      6,143       6,931     18,254   23,414

    Note A Includes $348, $220 and $364 inventory write-down for the three months ended January 2004, October 2003 and January 2003, respectively.
            Includes $1,024 and $3,641 inventory write-down for the nine months ended January 2004 and 2003, respectively.

    Note B Represents $2,387 charge for the impairment of the Company's excess property to be disposed of in February 2004.
            Represents $59,189 non-cash charge for the write-off and impairment related to certain property, plant and equipment in the July 2002 quarter.

    Note C EBITDA* is defined as net income (loss), before interest expense, income tax (expense) benefit, other income (expense), net, depreciation of property, plant and equipment and specific charges (representing, to the extent applicable, impairment of property, plant and equipment, facilities charge, reorganization expenses and specific and non-recurring inventory write-down).

                            ASAT Holdings Limited
                         Consolidated Balance Sheets
                              (USD in thousands)
        As of January 31, 2004, October 31, 2003 and January 31, 2003

                                         January 31, October 31, January 31,
                                             2004        2003        2003
                                         (Unaudited) (Unaudited) (Unaudited)

    ASSETS

    Current assets:
      Cash and cash equivalents              59,472      22,724     29,435
      Accounts receivable, net               30,675      25,617     18,974
      Restricted cash                            --       1,478         --
      Restricted cash - 12.5%
       senior notes redemption (Note D)     111,035          --         --
      Inventories                            19,043      13,429      9,992
      Prepaid expenses and other
       current assets                         5,736       5,218      5,727

      Total current assets                  225,961      68,466     64,128

      Restricted cash                            --          --      1,504
      Property, plant and equipment, net    104,011     100,872    128,894
      Assets held for disposal, net              39         313        659
      Deferred charges, net                   8,900       2,777      3,469

      Total assets                          338,911     172,428    198,654

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
      Accounts payable                       34,483      25,217     13,433
      Accrued liabilities                    13,004       6,356      9,129
      12.5% senior notes called
       for redemption                        99,143          --         --

      Total current liabilities             146,630      31,573     22,562

      Deferred income taxes                      --          --      2,325
      9.25% senior notes due 2011           150,000          --         --
      12.5% senior notes due 2006                --      98,997     98,565

    Shareholders' equity:
      Common stock                            6,824       6,760      6,760
      Treasury stock                            (71)        (71)       (71)
      Additional paid-in capital            230,794     228,009    228,009
      Deferred stock-based compensation        (981)         --         --
      Accumulated other comprehensive loss     (122)        (57)        (9)
      Accumulated deficits                 (194,163)   (192,783)  (159,487)

      Total shareholders' equity             42,281      41,858     75,202

    Total liabilities and
     shareholders' equity                   338,911     172,428    198,654

    Note D Represents cash deposited with trustee for the redemption of 12.5% senior notes due 2006.

                            ASAT Holdings Limited
        RECONCILIATION OF EBITDA* TO NET LOSS AND NET CASH PROVIDED BY
                             OPERATING ACTIVITIES
                              (USD in thousands)
For the three months ended January 31, 2004, October 31, 2003 and January 31,
         2003 and for the nine months ended January 31, 2004 and 2003

                                   Three Months Ended      Nine Months Ended
                               Jan 31,  Oct 31,  Jan 31,  Jan 31,  Jan 31,
                                 2004     2003     2003     2004     2003
                      (Unaudited)(Unaudited)(Unaudited)(Unaudited)(Unaudited)

    EBITDA*                   10,923     6,658     3,591    23,659    9,834
    Add (less):
    Depreciation              (6,293)   (6,143)   (6,931)  (18,254) (23,414)
    Income tax (expense)
     benefit                      (9)       --       887        (9) 12,852
    Other income, net            118       133       300       499   1,202
    Impairment of property,
     plant and equipment      (2,387)       --        --    (2,387) (59,189)
    Reorganization expenses       --        --        --        --    (128)
    Specific and non recurring
     nature of inventory
     write-down                   --        --        --        --  (3,007)
    Facilities charge             --        --        --      (306)      --
    Interest expense          (3,732)   (3,527)   (3,527)  (10,786) (10,137)

    Net loss                  (1,380)   (2,879)   (5,680)   (7,584) (71,987)
    Adjustments to reconcile
     net loss to net cash
     provided by operating
     activities:
    Depreciation               6,293     6,143     6,931    18,254   23,414
    Amortization of deferred
     charges and debt discount   391       379       378     1,149    1,131
    Stock-based compensation     167        --        --       167       --
    Deferred income taxes         --        --      (887)       -- (12,855)
    (Gain) Loss on disposal
     of property, plant and
     equipment, net              (54)      (30)      142      (123)      90
    Non-cash impairment
     of property, plant and
     equipment                 2,337        --        --     2,337   59,189
    Change in working
     capital, net              2,815    (3,306)    5,573     1,240    1,529

    Net cash provided by
     operating activities     10,569       307     6,457    15,440      511

    EBITDA* is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles in the United States of America ("U.S. GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirements. EBITDA*, as defined in the Consolidated Statements of Operations, may not be comparable to similarly titled measures by other companies. The table above sets forth our EBITDA* with a reconciliation to net cash provided by operating activities, which is considered the most directly comparable financial measure under U.S. GAAP.

                            ASAT Holdings Limited
  RECONCILIATION OF EBITDA* and EBITDA* Excluding Incremental China Factory
                                 Set Up Costs
                              (USD in thousands)
      For the three months ended January 31, 2004, October 31, 2003 and
                                July 31, 2003

                                                  Three Months Ended
                                          January 31, October 31,   July 31,
                                              2004        2003        2003
                                          (Unaudited) (Unaudited)(Unaudited)

    EBITDA* - Excluding Incremental
     China Factory Set Up Costs              12,342       7,261      6,211
    Less:
    Incremental China Factory
     Set Up Costs                            (1,419)       (603)      (133)

    EBITDA*                                  10,923       6,658      6,078

    EBITDA* is not intended to represent net cash provided by (used in) operating activities as defined by generally accepted accounting principles in the United States of America ("U.S. GAAP") and should not be considered as an indicator of operating performance or an alternative to cash flow as a measure of liquidity, management believes that it will provide useful information regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirements. EBITDA*, as defined in the Consolidated Statements of Operations, may not be comparable to similarly titled measures by other companies. The table above sets forth our EBITDA* with a reconciliation to EBITDA* Excluding Incremental China Factory Set Up Costs.